Exhibit 99.1

Ardagh Holdings S.A. Files an Amendment to Schedule 13D with the U.S. Securities and Exchange Commission Regarding Ardagh Metal Packaging S.A.

Luxembourg (Aug. 13, 2026) – Ardagh Metal Packaging S.A. (AMPSA) notes the press release by its controlling shareholder, Ardagh Holdings S.A. (AHSA), and that AHSA has filed an amendment to its statement on Schedule 13D with the U.S. Securities and Exchange Commission (SEC) with respect to the ordinary shares of AMPSA.

The press release and Schedule 13D amendment record that the board of directors of AHSA has instructed its advisers to prepare for a potential sale of Ardagh Metal Packaging S.A. (AMPSA) by AHSA and its affiliates. Under the contemplated process, AHSA would sell some or all of the equity interests indirectly held in AMPSA to a third-party buyer, and a potential transaction may include a scenario in which AHSA acquires the ordinary shares of AMPSA not currently held by AHSA in order to facilitate a sale of all of the equity interests in AMPSA to a third-party buyer.

AMPSA further notes that Evercore International Partners LLP has been appointed as financial adviser to AHSA and Kirkland & Ellis International LLP as lead legal adviser to AHSA, and that any further steps in connection with a potential transaction, including the terms, timing, selection of a counterparty, and ultimate consummation, will require the approval of the board of directors of AHSA. AHSA has not set a deadline or definitive timeline for the completion of the potential sale process, and there can be no assurance that the process will result in any transaction or particular outcome. AHSA has stated that it does not intend to comment further unless and until its board of directors has approved a specific course of action or it has otherwise determined that further disclosure is appropriate or necessary.

A copy of the Schedule 13D amendment is available on the website of the SEC at:

https://www.sec.gov/Archives/edgar/data/1689662/000110465926095238/xslSCHEDULE_13D_X02/primary_doc.xml

Services Agreement

AMPSA and its subsidiaries rely on certain administrative and other support functions provided by AGSA, a wholly owned subsidiary of AHSA, pursuant to a services agreement, filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F. Through the services agreement, AMPSA benefits from AGSA’s efficient delivery of certain core corporate functions and shared services and additionally benefits from certain group-wide purchasing arrangements. In the event that a transaction of the type described above is consummated, the expectation is that the services agreement will be terminated in whole or in part. AMPSA estimates that the incremental annual cost to replace these services on a standalone basis would amount to approximately $30 million.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of $5.5 billion in 2025.

About Ardagh Holdings

Ardagh Holdings S.A. is the ultimate parent company of Ardagh Group, which is a global supplier of infinitely recyclable metal beverage and glass container packaging for brand owners around the world. Ardagh Group operates 58 metal and glass production facilities in 16 countries, employing approximately 19,000 people with sales of approximately $9.6 billion in 2025.

Disclaimer

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to proposals, predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical facts and may be “forward looking statements.” Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties that could cause actual results or events to differ materially from those presently anticipated, many of which may be beyond our control, including, but not limited to, statements regarding any potential transaction. Forward looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions “may,” “could,” “should” or “might” occur. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC and any other public filings made by the Company with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Inside Information

This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Contacts:

Investors:

Email: investors@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants

Tel.: +353 1 498 0300 / +353 87 2269345

Email: pwalsh@murraygroup.ie